

February 7, 2013

Via E-mail
Michael Jaynes
Chief Financial Officer
Hangover Joe's Holding Corp.
9457 S. University #349
Highlands Ranch, CO 80126

> **Re: Hangover Joe's Holding Corp.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 0-52533**

Dear Mr. Jaynes:

We have reviewed your response dated January 28, 2013 and have the following additional comment.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement

General

1.   We note your response to prior comment 1 and are unable to agree with your position. Your current operating company has a lapse in periodic reports filed as you have not provided a full set of unaudited interim financial statements and footnotes as of and for the period ended June 30, 2012. Please amend the Form 8-K initially filed on July 25, 2012 to provide the interim unaudited June 30, 2012 financial information of Hangover Joe's Holding Corporation.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief